

July 8, 2011

Via Facsimile
Mr. Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

      Re: **Autodesk, Inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2011
              Filed March 18, 2011
              Form 10-Q for the Quarterly Period Ended April 30, 2011
              Filed June 3, 2011
              File No. 000-14338

Dear Mr. Bass:

We have reviewed your letter dated June 7, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2011.

Form 10-K for the Fiscal Year Ended January 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 45

1.   We note your response to prior comment 2 and your disclosure on page 80 which indicates that foreign income taxed at rates different from the U.S. rate resulted in a 40%

decrease in your tax provision. Tell us how you considered providing a more detailed description of how future changes in the amount of foreign earnings and/or changes in foreign tax rates could impact future results of operations. Additionally, your response did not address whether certain countries have a more significant impact on your effective tax rate. Please supplementally provide us with a list of the countries that most significantly impact your effective tax rate including a quantification of the impact.

Item 8. Financial Statements and Supplementary Data

Note 5 – Income Taxes, page 79

2.   We note that your response to prior comment 6 indicates that there are three components included in your line item "Foreign income taxed at rates different from the U.S. statutory rate," and that you believe your disclosure complies with the criteria of Rule 4-08(h)(2) of Regulation S-X. Please confirm that none of the individual items are greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate as noted in Rule 4-08(h)(2) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended April 30, 2011

Item 1. Financial Statements

Note 15 – Commitments and Contingencies

Legal Proceedings, page 22

3.   We note that you are involved in a variety of claims, suits, investigations and proceedings in the normal course of business. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief